Exhibit 99.44

Franco-Nevada	TSX:FNV
www.franco-nevada.com

Press Release

Franco-Nevada Reports Record First Quarter Results and Starts Monthly Dividends

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

This press release contains forward-looking statements. Reference should be made to the “Cautionary Statement on Forward-looking Information” at the end of this press release.

Highlights Q1 2010 (US dollars unless otherwise noted)

•                  Quarterly Royalty Revenue(1) of $41.8 million, up 43% year over year.

•                  Free Cash Flow(2) of $37.1 million (or $0.33 per share) representing a margin of 89% of Royalty Revenue(1).

•                  Royalty Revenue(1) was earned 75% from precious metals and 94% in North America.

•                  Quarterly net income of $7.8 million (or $0.07 per share).

•                  $650 million in working capital and marketable securities.

•                  Semi-annual dividend declared of Cdn$0.15 per share to be paid in June.

•                  Start of monthly dividends of Cdn$0.025 per share to begin in July.

TORONTO, May 12, 2010 - Franco-Nevada Corporation (TSX: FNV) today reported its financial results for the three months ended March 31, 2010.  All figures are in US dollars unless otherwise noted. The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on www.sedar.com.

Selected Quarterly Financial Information:

(Thousands of US dollars, except per share amounts)

	Q1 2010	Q1 2009
Royalty Revenue(1)	$41,805	$29,217
Total Revenue(4)	37,852	33,116
Net Income	7,781	3,797
Basic & Diluted Earnings per Share	$0.07	$0.04

Free Cash Flow(2)	37,057	24,885
Free Cash Flow(2)per share	$0.33	$0.25
Adjusted Net Income(3)	8,632	519
Adjusted Net Income(3) per share	$0.08	$0.01

Working Capital	598,127	185,165
Total Assets	2,117,253	1,491,921
Total Shareholders’ Equity	2,010,621	1,423,078

(1)          Royalty Revenue is defined by the Company as cash received or receivable from operating royalty assets earned during the period. See Reconciliation of Non-GAAP Measures at the end of this press release for calculation.

(2)          Free Cash Flow is defined by the Company as operating income excluding any changes in fair value of derivative assets, plus depletion and depreciation, non-cash charges and any impairment of investments and royalty interests. See Reconciliation of Non-GAAP Measures at the end of this press release for calculation.

(3)          Adjusted Net Income is defined by the Company as net income excluding impairment charges related to royalties, working interests and investments; fair value changes for royalties accounted for as derivative assets; foreign currency gains; gains/losses on sale of investments; and the impact of taxes on all these items. See Reconciliation of Non-GAAP Measures at the end of this press release for calculation.

(4)          Includes changes in fair value of derivative assets.

Revenues

Key aspects of the Company’s revenue for the first quarter of 2010 are as follows:

•                  Royalty Revenue(1) was $41.8 million in the first quarter of 2010 compared with $29.2 million for the first quarter of 2009 and $44.3 million for the three months ended December 31, 2009.

•                  Royalty Revenue(1) from precious metal assets was $31.4 million, which included $27.4 million of Royalty Revenue(1) from gold assets, an increase of 39% and 44%, respectively, over first quarter 2009 levels.

•                  Royalty Revenue(1) from gold assets was considerably stronger in the quarter due to the contributions from Palmarejo, an asset acquired in January 2009 which began production in July 2009, as well as Marigold and Holloway. The Company added to its Marigold exposure in December 2009 by acquiring a complementary royalty to its existing position.

•                  Royalty Revenue(1) was earned 75% from precious metal assets (65% gold and 10% PGMs), 23% from oil and gas (18% oil and 5% gas) and 2% from other minerals assets.

•                  94% of Royalty Revenue(1) in the quarter came from North America (45% US, 27% Canada and 22% Mexico).

Costs, Expenses, Taxes and Capital

An advantage of Franco-Nevada’s royalty portfolio is that it requires relatively limited capital and incurs only minor direct operating costs.  Costs of operations were $1.6 million for the three months ended March 31, 2010, an increase of 13%, over the three months ended March 31, 2009 although Royalty Revenue increased 43% in the same period. The increase in costs and expenses was driven by higher oil and gas production taxes and Montana net proceeds taxes partially offset by lower Nevada net proceeds taxes.

General and administrative costs remained relatively flat for the quarter when compared to the same quarter of 2009, with G&A expenses of $2.6 million incurred in the three months ended March 31, 2010 compared to $2.7 million for the three months ended March 31, 2009. Business development costs were $0.6 million which included expenses incurred in connection with a takeover bid.

Net Income

Net income for the quarter was $7.8 million which included a gain on the sale of investments of $16.3 million, foreign exchange losses of $15.2 million and fair value losses of $4.0 million associated with royalty interests accounted for as derivative instruments.

Adjusted Net Income(3) was $8.6 million, or $0.08 per share, compared with $0.5 million, or $0.01 per share, for the same period of the prior year.

The Company believes the best measures of its business and performance are Royalty Revenue(1) and Free Cash Flow(2). Free Cash Flow(2) was $37.1 million ($0.33 per share) for the first quarter of 2010, representing a margin of 89% of Royalty Revenue(1).

Our definitions of these non-GAAP financial measures and the reconciliations to GAAP measures can be found in the Company’s Interim Management’s Discussion and Analysis.

Balance Sheet and Capital Structure

At March 31, 2010, Franco-Nevada had a very strong financial position with no debt or hedges, working capital of $598.1 million, and marketable securities valued at $52.1 million. In addition, the Company has an undrawn $175 million revolving term credit facility available. The marketable securities are held in highly liquid investments.

As at May 12, 2010, Franco-Nevada has 114.0 million common shares, 11.50 million warrants, 2.43 million options and 0.43 million other dilutive instruments outstanding.

Dividend Declaration

The Board of Directors of Franco-Nevada today declared a semi-annual dividend of Cdn$0.15 per share. The dividend is a 7.1% increase from the Cdn$0.14 per share dividend declared for the same period in 2009. The dividend will be paid on June 30, 2010 to shareholders of record on June 16, 2010.

In addition, the Board of Directors also declared the start of monthly dividends with a July dividend of Cdn$0.025 per share to be paid on July 29, 2010 to shareholders of record on July 15, 2010, and an August dividend of Cdn$0.025 per share to be paid on August 26, 2010 to shareholders of record on August 12, 2010. For the remainder of 2010, the Board expects to declare further monthly dividends on a quarterly basis. Shareholders will benefit from earlier dividend payments and can expect dividends in 2010 to total Cdn$0.30 per share.

Recent Highlights

•                  Palmarejo — Franco-Nevada realized $9.0 million in cash receipts from Palmarejo in Q1 2010 and anticipates a significant increase in Royalty Revenue from Palmarejo in 2010 compared to 2009 as the Company will receive a full-year of royalty payments in 2010 compared with only seven months in 2009. Coeur’s production guidance for 2010 for Palmarejo is approximately 109,000 ounces of gold.

•                  Gold Quarry — Franco-Nevada received Royalty Revenues of $1.7 million from the Gold Quarry operation in Q1 2010. Newmont reported a pit wall failure at Gold Quarry near the end of 2009 with some expected delays in production. However, due to minimum royalty payments associated with the royalty, Franco-Nevada expects to be paid for approximately 16,500 ounces of gold in 2010.

•                  Goldstrike —Barrick has announced that waste stripping activities are expected to continue through mid 2010. The Company expects Goldstrike to be a greater contributor to Royalty Revenue in the second half of 2010.

•                  Holloway-Hislop — St Andrew Goldfields restarted the Holloway mine in late 2009 on which Franco-Nevada has a sliding scale NSR royalty. In addition, Franco-Nevada acquired a 4% NSR royalty in 2009 on the nearby Hislop deposit on which a minimum royalty is now being paid.

•                  Tasiast — Red Back continues to explore the very promising Greenschist Zone at Tasiast, with 11 drill rigs expected on site by the end of April 2010. In May, Red Back announced a Cdn$600 million private placement with Kinross for an anticipated processing and mining expansion at Tasiast.

•                  Detour Lake — Detour Gold announced a positive pre-feasibility study in September 2009 and the company expects to exceed 10 million ounces in reserves and achieve production of over 600,000 ounces of gold per year.

•                  Hollister — In April, Great Basin announced their first gold pour at the Esmeralda mill and that the company had entered into a purchase arrangement with Newmont to sell between 35,000 and 50,000 tons of stockpiled ore on which Franco-Nevada has a royalty. Great Basin expects to recover approximately 28,000 gold equivalent ounces as part of the agreement.

Corporate

On April 22, 2010, Sandip Rana assumed the role of Chief Financial Officer of the Company. In addition, effective May 13, 2010, the Company will be appointing Ms. Jacqueline Jones to Chief Legal Officer and Corporate Secretary.  Ms. Jones will replace Ms. Sharon Dowdall who will become the Company’s Vice President, Special Projects and remain with the Company on a part-time basis.

Shareholder Information

The complete Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com and by tomorrow on www.sedar.com. Management is scheduled to host an Analyst Working Session on May 13th at 3:00pm to review the results. Analysts and interested investors are invited to participate as follows:

•                  In person at Salon 2 on the 19th floor of The Fairmont Royal York Hotel, 100 Front Street West, Toronto.

•                  Conference Call: Local: 647-427-7450; Toll-Free: 888-231-8191; Title: Franco-Nevada Corporation Analyst Working Session.

•                  Conference Call Replay: A recording will be available until May 20, 2010 at the following numbers:

•                  Local: 416-849-0833; Toll-Free: 800-642-1687; Pass code: 59480654.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

•                  Slides: Presentation slides will be posted at www.franco-nevada.com prior to the call.

The Company expects to issue its second quarter results on or around August 11, 2010.

Annual and Special Meeting of Shareholders

The Company will hold its Annual and Special Meeting of Shareholders today at 4:00pm (Toronto time) at the TSX Broadcast Center, 130 King Street West, Toronto, Ontario.

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty company with additional interests in platinum group metals, oil & gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. The Company also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this Press Release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements of Franco-Nevada to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: fluctuations in the prices of the primary commodities that drive the Company’s royalty revenue (gold, platinum group metals, copper, nickel, oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which the Company generates revenue, relative to the US dollar; changes in national and local government legislation, including taxation policies; regulations and political or economic developments in any of the countries where the Company holds interests in mineral and oil and gas properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by us; reduced access to debt and equity capital; litigation; title disputes related to our interests or any of the properties; operating or technical difficulties on any of the properties; risks and hazards associated with the business of development and mining on any of the properties, including, but not limited to unusual or unexpected geological formations, cave-ins, flooding and other natural disasters or civil unrest. The forward-looking statements contained in this Press Release are based upon assumptions management believes to be reasonable, including, without limitation, the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities, and any other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&As. The forward-looking statements herein are made as of the date of this Press Release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Non-GAAP Measures

Royalty Revenue, Free Cash-Flow, EBITDA and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.  Other companies may calculate these measures differently. For a reconciliation of these measures to various Canadian GAAP measures, please see the Company’s current interim MD&A disclosure found on the Company’s website and on SEDAR.

For more information, please go to our website at www.franco-nevada.com or contact:

David Harquail	Sandip Rana
President & CEO	Chief Financial Officer
416-306-6300	416-306-6303

Reconciliation of Non-GAAP Measures

(Expressed in thousands except per share amounts)	March 31, 2010	March 31, 2009
Royalty Revenue
Total Revenue	$37,852	$33,116
Loss (gain) in fair value of royalties accounted for as derivative assets	4,034	(3,680)
Dividends	(81)	(219)
Royalty Revenue	$41,805	$29,217

Free Cash Flow
Operating income	$11,730	$4,682
Depletion and depreciation	20,189	22,969
Stock-based compensation	1,104	915
Loss (gain) in fair value of royalties accounted for as derivative assets	4,034	(3,680)
Free Cash Flow	37,057	24,886
Margin (Free Cash Flow as a % of Royalty Revenue)	89%	85%
Basic Weighted Average Shares Outstanding	113,435	100,300
Free Cash Flow per share	$0.33	$0.25

Adjusted Net Income
Net income	$7,781	$3,797
Foreign exchange loss (gain), net of income tax	12,030	(831)
(Gain) loss on sale of investments, net of income tax	(14,005)	203
Loss (gain) in fair value of royalties accounted for as derivative assets, net of income tax	2,826	(2,650)
Adjusted Net Income	$8,632	$519
Adjusted Net Income per share	$0.08	$0.01